SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 8)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

UNIVERSAL INSURANCE HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

91359V107

(CUSIP Number)

Bradley I. Meier

c/o Universal Insurance Holdings, Inc.

Attention: Janet Conde

1110 W. Commercial Blvd.

Fort Lauderdale, Florida 33309

Tel: (954) 958-1200

Fax: (954) 958-1202

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bradley I. Meier
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐ Inapplicable
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER 10,813,171
	8	SHARED VOTING POWER None.
	9	SOLE DISPOSITIVE POWER 10,813,171
	10	SHARED DISPOSITIVE POWER None.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,813,171
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 26.4%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

RELATING TO THE COMMON STOCK OF

UNIVERSAL INSURANCE HOLDINGS, INC.

INTRODUCTION

This Amendment No. 8 to Schedule 13D is being filed by Bradley I. Meier. Mr. Meier filed an original Schedule 13D with the Securities and Exchange Commission (the “Commission”) dated February 10, 2005 (the “Original 13D”). The Original 13D was amended by Amendment No. 1 to Schedule 13D filed with the Commission dated May 5, 2005, Amendment No. 2 to Schedule 13D filed with the Commission dated August 24, 2007, Amendment No. 3 to Schedule 13D filed with the Commission dated December 20, 2007, Amendment No. 4 to Schedule 13D filed with the Commission dated April 18, 2008, Amendment No. 5 to Schedule 13D filed with the Commission dated May 20, 2009, Amendment No. 6 to Schedule 13D filed with the Commission dated May 27, 2010 and Amendment No. 7 to Schedule 13D filed with the Commission dated June 22, 2012. Capitalized terms used herein but not defined herein have the respective meanings ascribed to such terms in the Original Schedule 13D, as amended by Amendment Nos. 1-7.

ITEM 1. SECURITY AND ISSUER.

Unchanged.

ITEM 2. IDENTITY AND BACKGROUND.

Item 2 of Schedule 13D is hereby amended in its entirety as follows:

(a) Name: Bradley I. Meier

(b) Business Address: c/o Universal Insurance Holdings, Inc., Attention: Janet Conde, 1110 W. Commercial Blvd., Fort Lauderdale, Florida 33309

(c) Principal Occupation: President of Cold Life Organics, LLC

(d) During the last five years, Mr. Meier has not been convicted in a criminal proceeding.

(e) During the last five years, Mr. Meier has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

(f) Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended to provide the following information:

Amendment No. 8 relates to Bradley I. Meier’s disposition of 2,000,000 shares of Common Stock (“Shares”) of Univeral Insurance Holdings, Inc. (“Company”) pursuant to a repurchase agreement (“Repurchase Agreement”) entered into as of April 1, 2013, by and between Mr. Meier and the Company.

ITEM 4. PURPOSE OF THE TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to provide the following information:

Mr. Meier disposed of the Shares as part of his personal long-term investment strategy for asset diversification and liquidity.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended in its entirety as follows:

Following the sale of the Shares described in Item 3 above, Mr. Meier beneficially owns an aggregate of 10,813,171 shares of Common Stock (which includes options to purchase 1,300,000 shares of Common Stock exercisable within 60 days hereof and 174,200 shares of Common Stock issuable upon conversion of Series M Preferred Stock), which represents 26.4% of the outstanding shares of Common Stock. This percentage is based on 39,522,469 shares of Common Stock outstanding as of April 1, 2013.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended in its entirety as follows:

On April 1, 2013, the Company entered into the Repurchase Agreement with Bradley I. Meier, the Company’s former Chairman, President and Chief Executive Officer and a principal stockholder of the Company. Pursuant to the Repurchase Agreement, the Company agreed to repurchase an aggregate of 4,000,000 shares of the Company’s Common Stock owned by Mr. Meier. The initial repurchase of 2,000,000 of Mr. Meier’s shares occurred on April 1, 2013 for a repurchase price of $4.02 per share, representing a discount from the current market price of the Company’s Common Stock. The Company has agreed to repurchase an additional 2,000,000 of Mr. Meier’s shares on or before June 1, 2013 for the same repurchase price of $4.02 per share. Mr. Meier also granted the Company a right of first refusal on any future sale or transfer for value of the Company’s shares to a third party through December 31, 2014.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended in its entirety as follows:

The Repurchase Agreement filed as Exhibit 10.1 to the Company’s Form 8-K, filed with the Comission on April 2, 2013, is herein incorporated by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: April 3, 2013

By:	/s/ Bradley I. Meier
Name: Bradley I. Meier